Exhibit 99.1

Cazoo Group Ltd
c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

June 21, 2024

Dear Shareholder:

You are cordially invited to attend an Extraordinary General Meeting of Shareholders of Cazoo Group Ltd (“we,” “us,” “our,” or the “Company”), which will be held at 2:00 p.m. GMT on Tuesday, July 2, 2024 at 100 Bishopsgate London EC2P 2SR and via live webcast at www.virtualshareholdermeeting.com/CZOO2024SM (the “Extraordinary General Meeting”). You will be able to vote during the meeting via live webcast by visiting www.virtualshareholdermeeting.com/CZOO2024SM and inputting your unique 16-digit control number. If you desire to attend the meeting, see page 10 below.

The purpose of the Extraordinary General Meeting is to approve the voluntary winding up of the Company (the “Winding Up”) and, in connection with the Winding Up, to approve the appointment of Neema Griffin and David Soden as joint voluntary liquidators (the “Voluntary Liquidators”) and the remuneration of the Voluntary Liquidators. The formal notice of the Extraordinary General Meeting and the Proxy Statement has been made a part of this invitation.

The board of directors (the “Board”) of Cazoo Group Ltd has unanimously determined that the Winding Up, the appointment of the Voluntary Liquidators, and the remuneration of the Voluntary Liquidators is advisable and in the best interests of the Company and its stakeholders and directed that the Winding Up Proposal be submitted to the Company’s shareholders for approval. The Board unanimously recommends that you vote “FOR” the proposal to approve the Winding Up, the appointment of the Voluntary Liquidators and the remuneration of the Voluntary Liquidators.

More information about the Winding Up, the Voluntary Liquidators and the Extraordinary General Meeting is contained in the accompanying Proxy Statement. In particular, you should carefully read the section titled “Risk Factors” beginning on page 12 of the Proxy Statement for a discussion of risks you should consider in evaluating the Winding Up.

It is important that your shares be represented and voted at the Extraordinary General Meeting. After reading the Proxy Statement, please promptly vote. Your shares cannot be voted unless you vote by Internet, telephone or email, vote as instructed by your broker, or vote your shares at the Extraordinary General Meeting.

If you are a shareholder of record, you may request copies of the Notice of Extraordinary General Meeting of Shareholders, Proxy Statement and your proxy card (including your 16-digit control number) by writing to ShareholderMeeting@Cazoo.co.uk.

Sincerely,

/s/ Gareth Purnell
Gareth Purnell

Chief Financial Officer

Cazoo Group Ltd
c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 2, 2024

To Our Shareholders:

You are cordially invited to attend an Extraordinary General Meeting of Shareholders of Cazoo Group Ltd (“we,” “us,” “our,” or the “Company”), which will be held at 2:00 p.m. GMT on Tuesday, July 2, 2024 at 100 Bishopsgate London EC2P 2SR and via live webcast at www.virtualshareholdermeeting.com/CZOO2024SM (the “Extraordinary General Meeting”). You will be able to vote during the meeting via live webcast by visiting www.virtualshareholdermeeting.com/CZOO2024SM and inputting your unique 16-digit control number. If you desire to attend the meeting, see page 10 below.

The matters to be considered at the Extraordinary General Meeting are:

1.	Winding Up Proposal. As an ordinary resolution, as follows (the “Winding Up Proposal”):

“RESOLVED AS AN ORDINARY RESOLUTION THAT:

a)	The Company be placed in voluntary winding up, on the basis that it is unable to pay its debts;

b)	Neema Griffin and David Soden be appointed joint voluntary liquidators (collectively the “Voluntary Liquidators”) of the Company with the power to act individually or jointly and severally; and

c)	the remuneration of the Voluntary Liquidators, as set out in the Schedule of Hourly Rates, be ratified and approved.

2.	Adjournment Proposal. As an ordinary resolution, the adjournment of the meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if there are not sufficient votes at the time of the Extraordinary General Meeting to approve the Winding Up Proposal (the “Adjournment Proposal”).

The holders of our $200 million aggregate principal amount of 4.00%/2.00% cash/payment-in-kind toggle senior secured notes due 2027 (the “Senior Secured Notes”) own 92%, in the aggregate, of the Company’s outstanding Class A ordinary shares and two of the holders own, in the aggregate, in excess of 58% of our outstanding Class A ordinary shares and therefore will have significant influence over all shareholder votes, including the matters submitted to the Extraordinary General Meeting. The Senior Secured Notes are secured by a substantial portion of the assets of the Company and its subsidiaries, and as such, the holders of our Senior Secured Notes, as secured creditors, will have interests different from our shareholders who are not secured creditors.

These items of business are described in the Proxy Statement that follows this notice. Shareholders of record at the close of business on May 31, 2024 (the “Record Date”) are entitled to notice of and to vote at the Extraordinary General Meeting and any adjournments or postponements of the Extraordinary General Meeting. The Extraordinary General Meeting may transact such other business as may properly come before the meeting and any and all postponements or adjournments thereof.

Your vote is important. Voting your shares will ensure the presence of a quorum at the Extraordinary General Meeting. Please promptly vote your Class A ordinary shares by following the instructions for voting by completing, signing, dating and returning your proxy card via email to ShareholderMeeting@Cazoo.co.uk or by voting as described above. A proxy card must be received no later than July 1, 2024. If you are a shareholder of record, you may request copies of the Notice of Extraordinary General Meeting of Shareholders, Proxy Statement and your proxy card (including your 16-digit control number), by writing to ShareholderMeeting@Cazoo.co.uk.

By Order of Board of Directors,

/s/ Gareth Purnell
Gareth Purnell

Chief Financial Officer

This Notice of Extraordinary General Meeting of Shareholders and Proxy Statement are first being made available to shareholders on or about June 21, 2024 and are available on our website at https://www.cazoogroupltd-shareholders.co.uk/.

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Cazoo Group Ltd
c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

PROXY STATEMENT
FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

INFORMATION CONCERNING VOTING AND SOLICITATION

This Proxy Statement is being furnished to you in connection with the solicitation by the board of directors (the “Board”) of Cazoo Group Ltd, an exempted company incorporated under the laws of the Cayman Islands (“Cazoo,” “we,” “us,” “our” or the “Company”), of proxies to be used at the Extraordinary General Meeting of Shareholders of the Company to be held at 2:00 p.m. GMT on Tuesday, July 2, 2024 at 100 Bishopsgate London EC2P 2SR and via live webcast at www.virtualshareholdermeeting.com/CZOO2024SM (the “Extraordinary General Meeting”).

This Proxy Statement is first being made available to shareholders on June 21, 2024 and is available on our website at https://www.cazoogroupltd-shareholders.co.uk/.

IMPORTANT

Please promptly vote by Internet, telephone or email, or by following the instructions provided by your broker, bank or nominee, so that your shares can be represented at the Extraordinary General Meeting.

Shareholders of record will need their 16-digit control number to vote. You may vote in one of the following ways:

Internet	Telephone	Email	At the Extraordinary General Meeting
Shareholders can vote over the Internet at www.proxyvote.com by following the instructions on the proxy card	Shareholders can vote by telephone by calling 1-800-690-6903 and following the instructions on the proxy card	Shareholders can vote by email by signing, dating and returning their proxy card to ShareholderMeeting@Cazoo.co.uk	Shareholders can vote their shares during the Extraordinary General Meeting either in person (if registered to attend by June 28, 2024) or via the Internet by following the instructions at www.virtualshareholdermeeting.com/CZOO2024SM

If you are a shareholder of record, you may request copies of the Notice of Extraordinary General Meeting of Shareholders, Proxy Statement and your proxy card (including your 16-digit control number), by writing to ShareholderMeeting@Cazoo.co.uk. As stated above, the Proxy Statement is first being made available to shareholders on June 21, 2024 and is available on our website at https://www.cazoogroupltd-shareholders.co.uk/. If your shares are held in “street name,” you should contact your bank or broker to obtain your 16-digit control number or otherwise vote through the bank or broker.

ABOUT THIS PROXY STATEMENT

This document constitutes a Notice of the Extraordinary General Meeting and a Proxy Statement with respect to the Extraordinary General Meeting of Cazoo Group Ltd at which Cazoo shareholders are being asked to consider and vote upon a proposal to approve the Winding Up Proposal, among other matters.

References to “U.S.$,” “U.S. Dollars,” “USD” and “$” in this Proxy Statement are to United States dollars, the legal currency of the United States. References to “Pound(s) Sterling,” “GBP” and “£” in this Proxy Statement are to the legal currency of the United Kingdom. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Certain amounts and percentages have been rounded; consequently, certain figures may add up to be more or less than the total amount and certain percentages may add up to be more or less than 100% due to rounding. In particular and without limitation, amounts expressed in millions contained in this Proxy Statement have been rounded to a single decimal place for the convenience of readers.

Any financial information of the Company and its consolidated subsidiaries contained herein are unaudited and provided for informational purposes only, and final calculations may differ from the information presented, which could be material.

QUESTIONS AND ANSWERS ABOUT
THE PROXY MATERIALS AND THE EXTRAORDINARY GENERAL MEETING

Why am I receiving this Proxy Statement?

The Company is soliciting your proxy to vote at the Extraordinary General Meeting that Cazoo is holding to seek shareholder approval of the Winding Up Proposal and the Adjournment Proposal, as described in further detail herein. This Proxy Statement summarizes the information you need to vote at the Extraordinary General Meeting. You do not need to attend the Extraordinary General Meeting to vote your shares.

See the sections entitled “Proposal 1: The Winding Up Proposal” and “Proposal 2: The Adjournment Proposal.”

What is the purpose of the Extraordinary General Meeting?

At the Extraordinary General Meeting, shareholders will vote on the matters described in the accompanying Notice of Extraordinary General Meeting of Shareholders and this Proxy Statement. The only matters expected to be voted upon at the Extraordinary General Meeting are the Winding Up Proposal and the Adjournment Proposal.

The Company is proposing the Winding Up and asking shareholders to approve the Winding Up Proposal because we believe that we are unable to continue our ongoing operations, and are unable to pay our debts, with our current cash and anticipated future cash flow balanced against our liabilities. We have been unable to secure additional equity, debt or other financing or sell the Company at a price which would repay our outstanding indebtedness. The Board has a duty to take the actions that it believes will result in the best recovery for Cazoo’s creditors. The Board has therefore deemed it advisable and in the best interests of Cazoo and its stakeholders to effectuate the Winding Up. The Company believes that the Winding Up presents the best opportunity for the highest possible recovery under the circumstances for all creditors.

Holders of our Senior Secured Notes also hold approximately 92% of our outstanding ordinary shares, and therefore will have significant influence over the proposals presented at the meeting. If the Winding Up Proposal is approved by our shareholders, the Voluntary Liquidators will be appointed and all of the powers of the directors shall cease. As required under Cayman Islands law, in order for the Voluntary Liquidators to bring the liquidation under the supervision of the Grand Court of the Cayman Islands (the “Court”) (see below), the Voluntary Liquidators must be independent professionals with certain qualifications as required under Cayman Islands law, who will act as agents for Cazoo in the Winding Up.

Why is Cazoo seeking a shareholder vote on the Winding Up Proposal?

Under Section 116 of the Companies Act (As Revised) (the “Companies Act”) of the Cayman Islands, a company incorporated and registered under the Companies Act may be wound up voluntarily if the company, in a general meeting, resolves by ordinary resolution that it will be wound up voluntarily because it is unable to pay its debts. The Board considers that this shareholder vote is the most efficient way to commence the Winding Up process, which is in turn appropriate for the reasons described above.

Why is Cazoo seeking a shareholder vote on the Adjournment Proposal?

Adjourning the Extraordinary General Meeting to a later date will give the Company additional time to solicit proxies and obtain sufficient votes in favor of approval of the Winding Up Proposal if there are not sufficient votes to approve such proposal at the time of the Extraordinary General Meeting. Consequently, Cazoo is seeking your approval of the Adjournment Proposal to ensure that, if necessary, Cazoo will have enough time to solicit the required votes for approval of the Winding Up Proposal.

What will happen if the Winding Up is approved?

If the Winding Up is approved by our shareholders, the Voluntary Liquidators will be appointed immediately and a number of steps must be undertaken within 28 days of the commencement of the Winding Up: (a) notice of the appointment of the Voluntary Liquidators must be published in the Cayman Islands Official Gazette, which will invite creditors of the Company to submit to the liquidator details of their claims against the Company; (b) notice of the Winding Up must be filed with the Cayman Islands Registrar of Companies; and (c) the Voluntary Liquidators’ consents to act must be filed with the Cayman Islands Registrar of Companies before their appointments can become effective. In addition, because the directors will be unable to sign declarations as to the Company’s solvency, the Voluntary Liquidators will be required to apply to the Court to continue the Winding Up under the supervision of the Court, at which point the liquidation will continue as an “official liquidation.”

The Voluntary Liquidators will owe personal duties to maximize the returns to those with an economic interest in the Company. The Voluntary Liquidators will act as agents of the Company and their authority to bind the Company will displace the authority of the directors to do so. Cayman Islands law gives the Voluntary Liquidators wide powers to deal with the affairs of the Company (in some cases, once the liquidation is brought under the supervision of the Court, with the sanction of the Court). The Voluntary Liquidators will liquidate any remaining assets and satisfy or make reasonable provisions for the Company’s remaining obligations. The Company does not presently expect that there will be any remaining proceeds for our shareholders.

What are the recommendations of the Board for how I should vote my shares?

The Board unanimously recommends that you vote “FOR” the Winding Up Proposal and “FOR” the Adjournment Proposal.

Will shareholders receive payments of liquidating distributions?

The Company does not expect that there will be any distributions for our shareholders.

Will warrant holders receive payments of liquidating distributions?

The Company does not expect that there will be any distributions for our warrant holders.

Will option holders receive payments of liquidating distributions?

The Company does not expect that there will be any distributions for our option holders.

What is the listing status of the Company?

The Company’s Class A ordinary shares were delisted by the NYSE effective on June 3, 2024. The Company’s Class A ordinary shares are currently trading on the OTC Pink Marketplace.

If the Winding Up is approved by our shareholders, we will immediately close our share transfer books (the “Effective Time”). After the Effective Time, we will not record any further transfers of our ordinary shares, unless approved by the Court, and we will not issue any new stock certificates, other than replacement certificates. In addition, after the Effective Time, we will not issue any ordinary shares upon exercise of outstanding options or warrants.

Do I have appraisal rights in connection with the Winding Up?

No. Neither Cayman Islands law nor our Amended and Restated Articles of Association (the “Articles”) provide for appraisal or other similar rights for dissenting shareholders in connection with the Winding Up, and we do not intend to independently provide shareholders with any such right.

Who are the proposed Voluntary Liquidators?

The proposed Voluntary Liquidators are Ms. Neema Griffin of Teneo in the Cayman Islands and Mr. David Soden of Teneo in London. Ms. Griffin and Mr. Soden are both experienced insolvency practitioners, whom the Company considers to be qualified appropriate appointees for this role. The Company also believes that Ms. Griffin and Mr. Soden meet the independence, professional qualification, residency and insurance requirements prescribed by Cayman Islands law for Court-supervised liquidations.

The Company also believes that there are highly likely to be efficiencies in engaging Voluntary Liquidators associated with Teneo because individuals from Teneo have been appointed as administrators of certain of the Company’s subsidiaries in the UK.

What is the proposed remuneration of the Voluntary Liquidators?

The Schedule of Hourly Rates of Ms. Neema Griffin of Teneo (Cayman) Limited and Mr. David Soden of Teneo Financial Advisory Limited acting as Joint Voluntary Liquidators of Cazoo Group Ltd, and the members of their staff (exclusive of any applicable taxes) are shown in the table below:

Level	Hourly Rate (USD)
Senior Managing Director / Appointee	1,025
Managing Director	985
Director	810
Associate Director	680
Manager	570
Senior Consultant	525
Consultant	400
Administrator	230
Associate Consultant	205

Are there any risks related to the Winding Up?

Yes. You should carefully review the section titled “Risk Factors” beginning on page 12 of this Proxy Statement for a description of risks related to the Winding Up.

What will happen to our ordinary shares if the Winding Up is approved?

From and after the Effective Time, and subject to applicable law, each holder of ordinary shares shall cease to have any rights in respect of those shares, except the right to receive distributions. However, the Company does not expect that there will be any remaining proceeds for our shareholders.

At the Effective Time, our share transfer records shall be closed, and we will not record or recognize any transfer of our ordinary shares occurring after the Effective Time, unless the Court otherwise orders. Under Cayman Islands law, no shareholder shall have any appraisal rights in connection with the Winding Up.

We expect the Voluntary Liquidators to file notice of their appointment and “consent to act” with the Cayman Islands Registrar of Companies, as well as their application to bring the liquidation under the supervision of the Court, as soon as reasonably practicable after the Winding Up is approved by our shareholders.

Will there be any other items of business on the agenda?

As of the date of this Proxy Statement, we do not know of any matters to be properly presented at the Extraordinary General Meeting other than those referred to in this Proxy Statement. If other matters are properly presented at the meeting or any adjournment or postponement thereof for consideration, and you are a shareholder of record and have submitted a proxy card, the persons named in your proxy card will have the discretion to vote on those matters for you.

When does the Company expect the Winding Up to be completed?

It is currently expected that the Winding Up will be completed in the second half of 2024. However, this will largely depend upon the progress and timing of the administration processes in the United Kingdom.

When and where will the Extraordinary General Meeting be held?

The Extraordinary General Meeting will be held at 2:00 p.m. GMT on Tuesday, July 2, 2024 at 100 Bishopsgate London EC2P 2SR and via live webcast at www.virtualshareholdermeeting.com/CZOO2024SM. You will be able to vote during the meeting via live webcast by visiting www.virtualshareholdermeeting.com/CZOO2024SM.

Who is entitled to vote at the Extraordinary General Meeting?

Shareholders of record holding Class A ordinary shares as of the close of business on May 31, 2024 (the “Record Date”) are entitled to receive notice of, attend, and vote at the Extraordinary General Meeting and any postponement or adjournment thereof.

At the close of business on the Record Date, 4,898,984 of our Class A ordinary shares were issued and outstanding and entitled to vote. On the basis that voting at the Extraordinary General Meeting will be conducted by way of a poll, each Class A ordinary share issued and outstanding as of the close of business on the Record Date is entitled to one (1) vote on each resolution at the Extraordinary General Meeting. You will need to obtain your own Internet access if you choose to attend the Extraordinary General Meeting online and/or vote over the Internet. Copies of the proxy materials will be posted to the Company’s website.

Are holders of warrants able to vote?

No. Only holders of Cazoo’s Class A ordinary shares are able to vote on the proposals.

Are holders of stock options able to vote?

No. Only holders of Cazoo’s Class A ordinary shares are able to vote on the proposals.

What is the difference between being a “record holder” and holding shares in “street name”?

A record holder (also called a “registered holder”) holds their Class A ordinary shares in his or her name. Class A ordinary shares held in “street name” means that such Class A ordinary shares are held in the name of a bank, broker or other nominee on the holder’s behalf.

How do I vote my shares and what are the voting deadlines?

Shareholders of record will need their 16-digit control number to vote. If you are a shareholder of record, there are four ways to vote:

1.	By Internet — You can vote over the Internet at www.proxyvote.com by following the instructions on the proxy card;

2.	By Telephone — You can vote by telephone by calling 1-800-690-6903 and following the instructions on the proxy card;

3.	By Email — You can vote by email by signing, dating and returning the proxy card to ShareholderMeeting@Cazoo.co.uk; or

4.	At the Extraordinary General Meeting — Shareholders can vote their shares during the Extraordinary General Meeting either in person (if registered to attend by June 28, 2024) or via the Internet by following the instructions at www.virtualshareholdermeeting.com/CZOO2024SM

If you are a shareholder of record, you may request copies of the Notice of Extraordinary General Meeting of Shareholders, Proxy Statement and your proxy card (including your 16-digit control number), by writing to ShareholderMeeting@Cazoo.co.uk. As stated above, the Proxy Statement is first being made available to shareholders on June 21, 2024 and is available on our website at https://www.cazoogroupltd-shareholders.co.uk/.

Telephone and Internet voting facilities for shareholders of record will be available 24 hours a day and will close at 11:59 p.m. ET on July 1, 2024. A proxy card must be received no later than July 1, 2024. Even if you plan to attend the Extraordinary General Meeting, we encourage you to vote your shares by proxy. You may still vote your shares at the meeting (if registered to attend by June 28, 2024) even if you have previously voted by proxy. If you do not register to attend the Extraordinary General Meeting by June 28, 2024, you will not be permitted to attend the Extraordinary General Meeting.

If your Class A ordinary shares are held in the name of a bank, broker or other holder of record, you will receive instructions on how to vote from the bank, broker or holder of record. You must follow the instructions of such bank, broker or holder of record in order for your shares to be voted.

Can I revoke or change my vote after I submit my proxy?

Yes. Whether you have voted by Internet, telephone or email, if you are a shareholder of record, you may change your vote and revoke your proxy by:

1.	sending a written statement to that effect to the attention of our Company Secretary at our corporate offices, provided such statement is received no later than July 1, 2024;

2.	voting again by Internet or telephone at a later time before the closing of those voting facilities at 11:59 p.m. ET on July 1, 2024;

3.	submitting a properly signed proxy card with a later date that is received no later than July 1, 2024; or

4.	attending the Extraordinary General Meeting, revoking your proxy and voting again.

If you hold shares in street name (through a broker), you may submit new voting instructions by contacting your bank, broker or other nominee. You may also change your vote or revoke your proxy in person at the Extraordinary General Meeting if you obtain a signed proxy from the record holder (broker, bank or other nominee) giving you the right to vote the shares.

Your most recent proxy card or telephone or Internet proxy is the one that is counted. Your attendance at the Extraordinary General Meeting by itself will not revoke your proxy unless you give written notice of revocation to the Company before your proxy is voted or you vote in person at the Extraordinary General Meeting.

How are votes counted?

Under the laws of the Cayman Islands and our Articles, the affirmative vote of a simple majority of the holders of Class A ordinary shares in respect of which votes are cast is necessary for approval of the Winding Up Proposal and the Adjournment Proposal. If you provide specific instructions, your shares will be voted as you instruct. If you sign your proxy card or voting instruction form with no further instructions, your shares will be voted in accordance with the recommendations of our current Board (i.e., “FOR” the Proposals).

What is the effect of a broker non-vote?

If you hold shares beneficially in street name (through a broker) and do not provide your broker or nominee with voting instructions, your shares may constitute “broker non-votes.” Generally, broker non-votes occur on a matter when a broker or nominee does not have discretionary voting authority to vote on that matter without instructions from the beneficial owner and instructions are not given. Discretionary items are proposals considered “routine”. For such proposals considered “routine,” the broker or nominee may exercise discretion and vote your shares, despite your lack of instruction. In tabulating the voting result, shares that constitute broker non-votes are not considered votes cast.

The Winding Up Proposal and Adjournment Proposal are both considered “non-routine” items for which brokers and nominees do not have discretionary voting power and, therefore, broker non-votes may exist with respect to these proposals. However, assuming a quorum is present, broker non-votes will not affect the outcome of the Winding Up Proposal or the Adjournment Proposal.

What is the effect of an abstention?

Assuming a quorum is present (as discussed below), abstentions will have no effect on the outcome of the vote for any of the proposals under Cayman Islands law.

What vote is required to approve each of the proposals? How does the Board recommend that I vote and what is the voting requirement for each proposal?

The affirmative “FOR” vote from the holders of more than 50% of the Class A ordinary shares in respect of which votes are cast at the Extraordinary General Meeting will be required to approve the Winding Up Proposal and the Adjournment Proposal. The table below describes the vote required to approve each Proposal to be considered at the Extraordinary General Meeting:

Proposal	Board Recommendation	Vote Required	Effect of Abstentions	Broker Discretionary Voting Allowed?

Winding Up Proposal	FOR	The affirmative “FOR” vote from the holders of more than 50% of the Class A ordinary shares present at the meeting, in person or by proxy, assuming a quorum is present, in respect of which votes are cast.	No effect. Not considered votes cast on this proposal. Counts as present for purposes of quorum.	No. Brokers without voting instructions will not be able to vote on this proposal.
Adjournment Proposal	FOR	The affirmative “FOR” vote from the holders of more than 50% of the Class A ordinary shares present at the meeting, in person or by proxy, assuming a quorum is present, in respect of which votes are cast.	No effect. Not considered votes cast on this proposal. Counts as present for purposes of quorum.	No. Brokers without voting instructions will not be able to vote on this proposal.

How many shareholders must be present to hold the Extraordinary General Meeting?

A quorum must be present at the Extraordinary General Meeting in order for any business to be transacted. One or more shareholders, present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy, and entitled to vote, holding in aggregate not less than one-third (1/3) of the voting power of Class A ordinary shares in issue carrying a right to vote at such general meeting of the Company constitutes a quorum. If you sign and return your proxy card or authorize a proxy to vote, your shares will be counted to determine whether we have a quorum even if you abstain or fail to vote as indicated in the proxy materials.

What happens if a quorum is not present at the Extraordinary General Meeting?

If a quorum is not present or represented by proxy within half an hour of the scheduled time of the Extraordinary General Meeting, the Extraordinary General Meeting shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Board may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders present shall be a quorum.

Who will count the votes?

Representatives of Broadridge Investor Communications Services (“Broadridge”) will tabulate the votes, and representatives of Broadridge will act as inspectors of election.

Where can I find the voting results of the Extraordinary General Meeting?

The voting results will be published following the Extraordinary General Meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the Securities and Exchange Commission (the “SEC”).

What happens if I sell my Class A ordinary shares before the meeting?

If you transfer your Class A ordinary shares after the record date, but before the meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the meeting.

How are proxies solicited?

Our employees, officers and directors may solicit proxies. We have engaged Morrow Sodali to assist in the solicitation of proxies and provide related advice and informational support.

How can I attend the Extraordinary General Meeting?

Shareholders of record of our Class A ordinary shares as of the close of business on the Record Date are entitled to participate in the Extraordinary General Meeting by attending in person or via live webcast at www.virtualshareholdermeeting.com/CZOO2024SM. You will be able to vote during the meeting via live webcast by visiting www.virtualshareholdermeeting.com/CZOO2024SM and inputting your unique 16-digit control number.

Instructions on how to attend and participate via the Internet, including how to demonstrate proof of share ownership, will be posted at www.virtualshareholdermeeting.com/CZOO2024SM. Assistance with questions regarding how to attend and participate via the Internet will be provided at www.virtualshareholdermeeting.com/CZOO2024SM on the day of the Extraordinary General Meeting.

To attend and participate in the Extraordinary General Meeting virtually, you will need their 16-digit control number. If your shares are held in “street name,” you should contact your bank or broker to obtain your 16-digit control number or otherwise vote through the bank or broker. Without your 16-digit control number, you may join the Extraordinary General Meeting as a “Guest,” but you will not be able to vote. The meeting webcast will begin promptly at 2:00 p.m. GMT. We encourage you to access the meeting prior to the start time. Online check-in will begin at 1:45 p.m. GMT, and you should allow ample time for the check-in procedures.

If you are a shareholder of record, you may request copies of the Notice of Extraordinary General Meeting of Shareholders, Proxy Statement and your proxy card (including your 16-digit control number), by writing to ShareholderMeeting@Cazoo.co.uk. As stated above, the Proxy Statement is first being made available to shareholders on June 21, 2024 and is available on our website at https://www.cazoogroupltd-shareholders.co.uk/.

If you plan to attend the Extraordinary General Meeting in person, you should RSVP by emailing ShareholderMeeting@Cazoo.co.uk, no later than 11:59 p.m. GMT, on June 28, 2024 to have your name placed on the attendance list. In order to be admitted into the Extraordinary General Meeting you must present government-issued photo identification (such as a driver’s license) so that it can be determined by reference to the register of members of the Company that you are entitled to attend and vote at the Extraordinary General Meeting. If you do not register to attend the Extraordinary General Meeting by June 28, 2024, you will not be permitted to attend the Extraordinary General Meeting.

What if I have technical difficulties accessing or participating in the Extraordinary General Meeting website?

We will have technicians ready to assist you with technical difficulties you may have accessing the meeting website. Please refer to the technical support telephone number provided on the meeting website login page.

Who can I reach out to if I have questions?

If you have questions about the proposals, you may contact the Company’s proxy solicitor at:

Morrow Sodali LLC
333 Ludlow Street, 5th Floor, South Tower
Stamford, CT 06902
Tel: (800) 662 -5200 (toll-free) or (203) 658-9400 (banks and brokers can call collect)
Email: CZOO@info.morrowsodali.com

If you are a shareholder of record, you may request copies of the Notice of Extraordinary General Meeting of Shareholders, Proxy Statement and your proxy card (including your 16-digit control number), by writing to ShareholderMeeting@Cazoo.co.uk. You may also obtain additional information about Cazoo from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find Additional Information.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this Proxy Statement constitute forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act, that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “forecast,” “will,” “expect,” “budget,” “contemplate,” “believe,” “estimate,” “continue,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. You should read statements that contain these words carefully because they: (i) discuss future expectations; (ii) contain projections of future results of operations or financial condition; or (iii) state other “forward-looking” information.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. We believe it is important to communicate our expectations to our security holders. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors and cautionary language discussed in this Proxy Statement provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:

●	our ability to complete the Winding Up in a timely manner;

●	that our shareholders will not realize any value from the Company’s shares that they own;

●	the holders of our Senior Secured Notes will have significant influence over all shareholder votes, and they, as secured creditors, will have interests different from our shareholders who are not secured creditors;

●	the risk that shareholders may not approve the Winding Up;

●	the risk that our warrantholders will receive nothing for their warrants;

●	the possibility that our creditors will not receive a full recovery in connection with our Winding Up;

●	the risk that our shareholders will not be able to buy or sell shares after we close our share transfer books in connection with the Winding Up;

●	the impact of business uncertainties in connection with the Winding Up;

●	the risk that we may have liabilities or obligations about which we are not currently aware; and

●	the risk that the cost of settling our liabilities and contingent obligations could be higher than anticipated.

These and other factors are more fully discussed in the “Risk Factors” section and elsewhere in this Proxy Statement. These risks could cause actual results to differ materially from those implied by the forward-looking statements contained in this Proxy Statement.

All forward-looking statements included herein attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this Proxy Statement or to reflect the occurrence of unanticipated events.

RISK FACTORS

The following risk factors, together with the other information in this Proxy Statement and in the “Risk Factors” sections included in the documents incorporated by reference into this Proxy Statement (see the section titled “Where You Can Find Additional Information” beginning on page 23 of this Proxy Statement), should be carefully considered before deciding whether to vote to approve the Winding Up Proposal as described in this Proxy Statement. In addition, shareholders should keep in mind that the risks described below are not the only risks that are relevant to your voting decision. The risks described below are the risks that we currently believe are the material risks of which our shareholders should be aware. Nonetheless, additional risks that are not presently known to us, or that we currently believe are not material, may also prove to be important. Notably, the Company cautions that trading in the Company’s securities is highly speculative and poses substantial risks.

Trading prices for the Company’s securities may bear little or no relationship to the actual value realized, if any, by holders of the Company’s securities. Accordingly, the Company urges extreme caution with respect to existing and future investments in its securities.

If the Winding Up Proposal is approved and the Company is wound up, equityholders will not receive any distributions for the Company’s shares or warrants

If the Winding Up Proposal is approved and the Company is wound up, we expect that our equityholders will not receive any distributions for the Company’s shares or warrants. Under Cayman Islands law, before a company may make any distribution to its equityholders, it must pay or make reasonable provision to pay all of its claims and obligations, including all contingent, conditional or unmatured contractual claims known to the company. For example, we will need to pay the holders of our Senior Secured Notes in full prior to us making any payments to lower-ranking classes of creditors, like our shareholders and warrant holders.

In addition, funds will be retained to pay ongoing operational and liquidation costs; payments to service providers and any continuing employees or consultants; taxes; and legal, accounting and consulting fees. We also expect to incur corporate and administrative costs and expenses associated with winding up the Company and its subsidiaries. In addition to the liabilities of which we are aware, we may also be subject to potential liabilities relating to indemnification obligations, if any, to third parties or to our current and former officers and directors. Given the known amounts owed to the holders of our Senior Secured Notes, the amounts associated with continuing our operations and eventual winding down the Company, and that we may incur additional unexpected expenses, we do not expect that our equityholders will receive any distributions for their shares or warrants.

Further shareholder approval will not be required in connection with the implementation of the Winding Up, including the sale or disposition of any of our assets following the Effective Time of the Winding Up

The approval of the Winding Up Proposal by the requisite vote of our shareholders will grant full and complete authority to the Voluntary Liquidators to proceed with the Winding Up in accordance with any applicable provision of Cayman Islands law. Following the Effective Time, the Voluntary Liquidators may sell, distribute or otherwise dispose of any remaining non-cash assets, if any, without further shareholder approval. As a result, our shareholders will no longer have the opportunity to approve or reject any sale after the Voluntary Liquidators have been appointed. Also, after the Effective Time, the Voluntary Liquidators may, in order to maximize value for our stakeholders, authorize actions in implementing the Winding Up, including the specific terms and prices for the sales and dispositions of its remaining assets, with which shareholders may not agree.

Our shareholders of record will not be able to buy or sell our ordinary shares after we close our share transfer books

We will close our share transfer books and discontinue recording transfers of our ordinary shares at the Effective Time. After we close our share transfer books, we will not record any further transfers of our ordinary shares on our books unless the Court otherwise orders. Therefore, ordinary shares will not be freely transferable after the Effective Time.

The holders of our Senior Secured Notes own 92%, in the aggregate, of the Company’s outstanding Class A ordinary shares and two of our holders own, in the aggregate, in excess of 58% of our outstanding Class A ordinary shares and therefore will have significant influence over all shareholder votes, including the matters submitted to the Extraordinary General Meeting, and they, as secured creditors, will have interests different from our shareholders who are not secured creditors

The holders of our Senior Secured Notes own 92%, in the aggregate, of the Company’s outstanding Class A ordinary shares and two of the holders own, in the aggregate, in excess of 58% of our outstanding Class A ordinary shares and therefore will have significant influence over all shareholder votes, including the matters submitted to the Extraordinary General Meeting. The Senior Secured Notes are secured by a substantial portion of the assets of the Company and its subsidiaries, and as such, the holders of our Senior Secured Notes, as secured creditors, will have interests different from our shareholders who are not secured creditors.

PROPOSAL 1: THE WINDING UP PROPOSAL

We are asking you to authorize and approve the Winding Up. The Board has determined that the Winding Up is advisable and in the best interests of the Company and our stakeholders and has approved the Winding Up. A description of the history of the Company leading up to the Winding Up is described under “— Background of the Proposed Winding Up” and a description of the reasons for the Winding Up is described under “— Reasons for the Proposed Winding Up.” The Winding Up requires approval by the holders of a majority of the outstanding Class A ordinary shares entitled to vote at the Extraordinary General Meeting. The Board unanimously recommends that our shareholders authorize the Winding Up.

In general terms, when we commence the Winding Up, we will cease conducting our business, wind up our affairs, dispose of our non-cash assets, if any, pay or otherwise provide for our obligations, and distribute our remaining assets, if any, as required by Cayman Islands law.

The holders of our Senior Secured Notes own 92%, in the aggregate, of the Company’s outstanding Class A ordinary shares and two of the holders own, in the aggregate, in excess of 58% of our outstanding Class A ordinary shares and therefore will have significant influence over all shareholder votes, including the matters submitted to the Extraordinary General Meeting. The Senior Secured Notes are secured by a substantial portion of the assets of the Company and its subsidiaries, and as such, the holders of our Senior Secured Notes, as secured creditors, will have interests different from our shareholders who are not secured creditors.

With respect to the Winding Up, we will follow the dissolution and winding-up procedures prescribed by Cayman Islands law, as described in further detail under “— Cayman Islands law Applicable to Our Winding Up.” You should carefully consider the risk factors relating to our winding up and dissolution and described under “Risk Factors” beginning on page 12 of this Proxy Statement.

Subject to the requirements of Cayman Islands law, as further described below, we will use our existing cash to pay for our winding-up procedures, including:

●	the costs associated with our Winding Up, which may include, among others, expenses necessary to the implementation and administration of the Winding Up and fees and other amounts payable to professional advisors (including legal counsel, financial advisors and others) and to consultants and others assisting us with our Winding Up;

●	any claims by others against us that the Official Liquidators (as defined below) do not reject as part of the dissolution process;

●	any amounts owed by us under contracts with third parties; and

●	the funding of any reserves or other security we are required to establish, or deem appropriate to establish, to pay for asserted claims (including lawsuits) and possible future claims, as further described below.

The above payments will be made in accordance with the priority rules established by Cayman Islands law, including in light of any security granted by the Company (including pursuant to the Senior Secured Notes), and as a result, not all of these amounts may in fact be paid as part of the winding up process.

On June 20, 2024, the Company received the consent of the holders of more than a majority in principal amount of the Senior Secured Notes to permit the use of £470,000 of cash from a bank account securing the Senior Secured Notes for costs related to the Winding Up, which may be increased by up to an additional £200,000 so long as the Voluntary Liquidators reasonably believe that such additional amount is both necessary and sufficient to complete the Winding Up of the Company.

Background of the Proposed Winding Up

On December 6, 2023, the Company concluded a debt for new debt and equity restructuring which significantly deleveraged its balance sheet. The restructuring consisted of an exchange of the Company’s $630 million aggregate principal amount of its 2.00% Convertible Senior Notes due 2027 for a pro rata portion of (1) the Senior Secured Notes and (2) 4,499,721 Class A ordinary shares of the Company. In connection with the restructuring, the Senior Secured Notes were guaranteed by all of the Company’s existing subsidiaries organized in the United Kingdom (subject to customary exceptions and limitations). The Senior Secured Notes are secured by a substantial portion of the assets of the Company and its subsidiaries, subject to certain agreed security principles and customary limitations and exceptions, including over, among other things, a first priority fixed charge over the bank accounts of the Company and its subsidiaries, including a separate blocked bank account of Cazoo Holdings Limited (in administration) that holds a minimum balance of £50 million at all times.

Shortly after completion of the restructuring, the Company engaged financial advisors to conduct an M&A process with the intention of finding a buyer of the Company and its business (the “Initial M&A Process”). The Initial M&A Process attracted limited interest and there was no adequate offer received.

As the Initial M&A Process was being conducted, the Company also considered other measures that the Company could take to continue to operate the business in the event that the Initial M&A Process did not lead to a successful transaction and it was considered inappropriate to continue to operate in its current form. The Company instructed a consulting firm to assist it in that consideration. The options presented to the Company included a realignment of the business to a marketplace model on which individuals could list and sell their vehicles.

On March 6, 2024, the Company announced that it was pivoting to a marketplace model. Since the announcement, the Company’s operating subsidiaries have sold substantially all inventory and paid off stocking loans owed by Cazoo Ltd (in administration) (our operating subsidiary through which our operations were primarily operated); leases held by Cazoo Properties Limited (in administration) (our subsidiary that has historically held the majority of our leaseholds) were either terminated or assigned; obsolete and other non-strategic assets were sold; and the business was transitioned to a marketplace model operated by Cazoo Ltd (in administration).

The Company and its subsidiaries also undertook measures in parallel to the M&A processes to conserve cash and generally preserve value in the business. For example, Cazoo Ltd (in administration) (the entity at which substantially all our UK employees were historically employed) initiated redundancy processes for employees involved with parts of the previous business which were discontinued following the announcement of the transition to a marketplace model.

The Company continued to pursue strategic alternatives for the remaining business or parts thereof, but did not receive any offers that would be significant enough, in the aggregate or pursuant to those offers by themselves, for a business to continue as a going concern in the medium- to long-term.

On May 16, 2024, pursuant to the Indenture governing the Senior Secured Notes, dated as of December 6, 2023, by and between the Company, the Guarantors named therein, U.S. Bank Trust Company, National Association, as trustee (the “Trustee”), and GLAS Trust Corporation Limited, as security agent (the “Security Agent”), the Company notified the Trustee that (1) the Company did not make the required interest payments of approximately $5.3 million that were due on May 15, 2024 (the “Interest Payment”) and (2) the Company did not deliver its audited financial statements to the Trustee as required under the Indenture. Under the Indenture, non-payment of the interest due resulted in a Default (as such term is defined in the Indenture) and the Company has a 30-day grace period (through June 14, 2024) to make the Interest Payment before such non-payment constituted an Event of Default (as such term is defined in the Indenture). In addition, failure to deliver the Company’s audited financial statements constituted a Default under the Indenture and the Company has a 60-day grace period after it receives written notice from the Trustee or by holders of at least 25% of the Senior Secured Notes then outstanding regarding failure to deliver the audited financial statements before such non-delivery constitutes an Event of Default. Upon an Event of Default in relation to the two Defaults described above, the Trustee or the holders of at least 25% of the Notes then outstanding may declare the Senior Secured Notes to be due and payable immediately.

On May 21, 2024, each of Cazoo Holdings Limited (in administration), Cazoo Ltd (in administration), and Cazoo Properties Limited (in administration) filed for administration in the United Kingdom. On May 21, 2024, Matthew Mawhinney and David Soden (the “Joint Administrators”) of Teneo Financial Advisory Limited were appointed as joint administrators to each of Cazoo Holdings Limited (in administration), Cazoo Ltd (in administration), and Cazoo Properties Limited (in administration) (the “Administration Companies”). Following their appointment, the Joint Administrators have been managing the affairs, business and property of the Administration Companies. As part of the administration process, the Joint Administrators continue to (i) pursue sale transactions in respect of the remaining assets of the Administration Companies, including assets related to the marketplace model and (ii) mitigate certain liabilities. The filing for Administration by the Administration Companies (who are Guarantors under the Senior Secured Notes) constituted an Event of Default under the Indenture.

As of May 21, 2024, the Company’s asset position following the appointment of the Joint Administrators, excluding a cash balance of £2.8 million and the value of its investment in its subsidiaries, reflects less than £2 million of current assets. Of that £2 million, approximately £1.5 million relates to a prepayment of insurance covering the Company and its consolidated subsidiaries, which was paid before the Administration Companies entered administration. Also at May 21, 2024 the fair value of the Company’s liabilities was approximately £127 million, which reflects $200 million of Notes. Upon the Winding Up, the value of the subsidiary investments held by the Company will be substantially written down. As at May 21, 2024, the consolidated subsidiaries of the Company, in the aggregate, had assets of approximately £124 million (a large portion of which (other than cash) may not be realized), consisting of approximately: £96 million in cash (£50 million of which is held in a separate blocked bank account); intangible assets with a balance sheet value of £11 million, which we do not expect to fully realize; and certain other assets with a balance sheet value of approximately £17 million, which also may not be fully realized. Also at May 21, 2024 the consolidated subsidiaries of the Company, in the aggregate, had liabilities of approximately £31 million (not including any liabilities arising under the Indenture). In light of the foregoing and as previously disclosed, the Company will be holding the EGM in order to seek shareholder approval to place the Company into a Cayman Islands winding up process.

The joint administrators of Cazoo Ltd (in administration) continue to progress a sales process in respect of the marketplace model and/or related assets of Cazoo Ltd (in administration) with a view to realizing value for the company’s creditors as a whole.

Reasons for the Proposed Winding Up

Given the factors described above, the Board believes that the Winding Up is in the best interest of our stakeholders and recommends that our shareholders approve the Winding Up Proposal.

Cayman Islands Law Applicable to Our Winding Up

Under Section 116 of the Companies Act of the Cayman Islands, a company incorporated and registered under the Companies Act may be wound up voluntarily if the company in a general meeting resolves by ordinary resolution that it will be wound up voluntarily because it is unable to pay its debts. The Board considers that this shareholder vote is the most efficient way to commence the Winding Up, which is in turn appropriate for the reasons described above.

If the Winding Up Proposal is approved by our shareholders, the Voluntary Liquidators will be appointed immediately and a number of steps must be undertaken within 28 days of the commencement of the Winding Up: (a) notice of the appointment of the Voluntary Liquidators must be published in the Cayman Islands Official Gazette, which will invite creditors of the Company to submit to the liquidator details of their claims against the Company; (b) notice of the Winding Up must be filed with the Cayman Islands Registrar of Companies; and (c) the Liquidators’ consents to act must be filed with the Cayman Islands Registrar of Companies before their appointments can become effective. In addition, the Voluntary Liquidators will apply to the Court to continue the winding up under the supervision of the Court.

The Voluntary Liquidators will owe personal duties to maximize the returns to those with an economic interest in the Company. The Voluntary Liquidators will act as agents of the Company and their authority to bind the Company will displace the authority of the directors to do so. Cayman Islands law gives the Voluntary Liquidators wide powers to deal with the affairs of the Company (in some cases, once the liquidation is brought under the supervision of the Court, with the sanction of the Court). The Voluntary Liquidators will liquidate any remaining assets and satisfy or make reasonable provisions for the Company’s remaining obligations. The Company does not expect that there will be any remaining proceeds for our shareholders.

Once the liquidation is brought under the supervision of the Court, the liquidation will continue as an official liquidation and the Voluntary Liquidators will become the official liquidators (the “Official Liquidators”). Further, Cayman Islands law imposes a moratorium on all claims against the Company. Creditors will have a right to submit proofs of debt in the liquidation of the Company, should the Voluntary or Official Liquidators call for claims (which they likely will in the event there is expected to be a surplus available for ordinary unsecured creditors of the Company). The moratorium imposed by Cayman Islands law does not extend to secured creditors.

Once the Winding Up is brought under the supervision of the Court, the Official Liquidators will be required to make a summary determination as to whether the Company is solvent, insolvent, or of doubtful solvency. We anticipate that the Official Liquidators will determine that the Company is insolvent. Assuming that is correct, (a) while the Official Liquidators will provide certain reports during the liquidation process, these reports will most likely only be provided to the Company’s creditors; (b) any further stakeholder meetings which are convened will most likely be meetings of the Company’s creditors only; and (c) while the Official Liquidators will look to form a liquidation committee, only creditors of the Company will be eligible to serve on that liquidation committee.

The Winding Up will continue as long as it takes the Official Liquidators to wind up the affairs of the Company. Once the affairs of the Company have been finally wound up, the Official Liquidators will seek an order from the Court that the Company be dissolved.

Estimated Distributions to Shareholders

The Company does not expect that there will be any distributions for our shareholders.

Estimated Distributions to Warrant Holders

The Company does not expect that there will be any distributions for our warrant holders.

Estimated Distributions to Option Holders

The Company does not expect that there will be any distributions for our option holders.

Interests of Certain Persons in the Winding Up

The holders of our Senior Secured Notes hold 92% of the Company’s outstanding Class A ordinary shares. As a result, they have the ability to significantly influence all matters submitted to the shareholders, including the Winding Up Proposal and the Adjournment Proposal. In addition, two of the holders of our New Notes own approximately 58% of our outstanding Class A ordinary shares. Because the holders of our Senior Secured Notes are secured creditors, they have interests different from other shareholders who are not secured creditors, and may vote their shares in their own interests, without regard to the interests of other shareholders. For more information, see “Risk Factors – The holders of our Senior Secured Notes own 92%, in the aggregate, of the Company’s outstanding Class A ordinary shares and two of our holders have, in the aggregate, in excess of 58% of our outstanding Class A ordinary shares and therefore will have significant influence over all shareholder votes, including the matters submitted to the Extraordinary General Meeting, and they, as secured creditors, will have interests different from our shareholders who are not secured creditors.”

The Proposed Voluntary Liquidators

The proposed Voluntary Liquidators are Ms. Neema Griffin of Teneo in the Cayman Islands and Mr. David Soden of Teneo in London. Ms. Griffin and Mr. Soden are both experienced insolvency practitioners, whom the Board considers to be qualified appropriate appointees for this role. The Board also believes that Ms. Griffin and Mr. Soden meet the independence, professional qualification, residency and insurance requirements prescribed by Cayman Islands law for Court-supervised liquidations.

The Board also believes that there are highly likely to be efficiencies in engaging liquidators associated with Teneo because individuals from Teneo have been appointed as administrators of certain of the Company’s subsidiaries in the UK.

The Proposed Remuneration of the Voluntary Liquidators

The Schedule of Hourly Rates of Ms. Neema Griffin of Teneo (Cayman) Limited and Mr. David Soden of Teneo Financial Advisory Limited acting as Joint Voluntary Liquidators of Cazoo Group Ltd, and the members of their staff (exclusive of any applicable taxes) are shown in the table below:

Level	Hourly Rate (USD)
Senior Managing Director / Appointee	1,025
Managing Director	985
Director	810
Associate Director	680
Manager	570
Senior Consultant	525
Consultant	400
Administrator	230
Associate Consultant	205

Our Articles and the Cayman Islands Law

During the Winding Up, subject to Cayman Islands law, we will continue to be governed by our Articles insofar as their terms apply and insofar as necessary or appropriate to implement the Winding Up.

Authority of the Board

The Board, without further action by our shareholders, is authorized to take all actions as it deems necessary or advisable to implement the Winding Up. All determinations and decisions to be made by the Board will be at the absolute and sole discretion of the Board. However, upon the Winding Up Proposal taking effect and the Voluntary Liquidators being duly appointed, the Board’s powers will then be suspended.

Consequences if the Winding Up Proposal is Not Approved

If the Winding Up Proposal is not approved there is no guarantee that Cazoo Group Ltd would be subject to an orderly winding up and dissolution process. This is because it is not certain that another party with standing to make an application to wind up Cazoo Group Ltd (for example a creditor) would make such an application to the Court. Even if another party was prepared to make such an application this is likely to lead to a more expensive, slower and less coordinated process (including because there is no guarantee that the applicant would nominate the same liquidators who are managing the affairs, business and property of the Administration Companies (as defined below) which the Company has done).

Vote Required for Approval

The affirmative “FOR” vote from the holders of more than 50% of the Class A ordinary shares in respect of which votes are cast at the Extraordinary General Meeting will be required to approve the Winding Up Proposal. A quorum must be present at the Extraordinary General Meeting in order for any business to be transacted. One or more shareholders, present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy, and entitled to vote, holding in aggregate not less than one-third (1/3) of the voting power of Class A ordinary shares in issue carrying a right to vote at such general meeting of the Company constitutes a quorum. Abstentions, broker non-votes and failures to vote will have no effect on the outcome of the vote with respect to the Winding Up Proposal.

The Board Recommends a Vote “FOR” the Winding Up Proposal.

PROPOSAL 2: THE ADJOURNMENT PROPOSAL

The Adjournment Proposal allows the Board to submit a proposal to adjourn the meeting to a later date or dates, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt the Winding Up Proposal. The purpose of the Adjournment Proposal is to provide more time for Cazoo and/or its affiliates to solicit proxies or other arrangements that would increase the likelihood of obtaining a favorable vote on the Winding Up Proposal.

In addition to an adjournment of the meeting upon approval of the Adjournment Proposal, the Board is empowered under Cayman Islands law to postpone the meeting at any time prior to the meeting being called to order. In such event, Cazoo will issue a press release and take such other steps as it believes are necessary and practical in the circumstances to inform its shareholders of the postponement.

Consequences if the Adjournment Proposal is not Approved

If the Adjournment Proposal is presented at the meeting and is not approved by the shareholders, the Board may not be able to adjourn the meeting to a later date if Cazoo is unable to solicit sufficient votes to approve and adopt the Winding Up Proposal. In such event, the Winding Up cannot be completed and it is possible that we would seek voluntary winding up at a later time and potentially with diminished assets.

Vote Required for Approval

The affirmative “FOR” vote from the holders of more than 50% of the Class A ordinary shares in respect of which votes are cast at the Extraordinary General Meeting will be required to approve the Adjournment Proposal. A quorum must be present at the Extraordinary General Meeting in order for any business to be transacted. One or more shareholders, present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy, and entitled to vote, holding in aggregate not less than one-third (1/3) of the voting power of Class A ordinary shares in issue carrying a right to vote at such general meeting of the Company constitutes a quorum. Abstentions, broker non-votes and failures to vote will have no effect on the outcome of the vote with respect to the Adjournment Proposal.

The Board Recommends a Vote “FOR” the Adjournment Proposal.

PRINCIPAL SECURITYHOLDERS

The following table sets forth information regarding the beneficial ownership of our Class A ordinary shares as of May 31, 2024, based on 4,898,984 Class A ordinary shares outstanding, by:

●	each person known by the Company to be the beneficial owner of more than 5% of the Class A ordinary shares;

●	each of the Company’s executive officers and directors; and

●	all of the Company’s executive officers and directors as a group.

In accordance with SEC rules, the individuals and entities below are shown as having beneficial ownership over Class A ordinary shares they own or have the right to acquire within 60 days, as well as Class A ordinary shares for which they have the right to vote or dispose of. Also in accordance with SEC rules, for purposes of calculating percentages of beneficial ownership, Class A ordinary shares which a person has the right to acquire within 60 days are included both in that person’s beneficial ownership as well as in the total number of Class A ordinary shares issued and outstanding used to calculate that person’s percentage ownership but not for purposes of calculating the percentage for other persons.

Except as indicated by the footnotes below, the Company believes that the persons named below have sole voting and dispositive power with respect to all Class A ordinary shares that they beneficially own. The Class A ordinary shares owned by the persons named below have the same voting rights as the Class A ordinary shares owned by other holders. The percentage of outstanding Class A ordinary shares indicated in the table below is based on 4,898,984 Class A ordinary shares outstanding at May 31, 2024.

Name and Address of Beneficial Owner	Number of Class A ordinary shares	Percentage of outstanding Class A ordinary shares
Directors and Executive Officers of the Company
Tim Isaacs	*	*
Alan J. Carr	*	*
Andrew Herd	*	*
Nicholas Pike	*	*
Mary Reilly	*	*
Gareth Purnell	*	*
All Directors and Executive Officers of the Company as a Group (6 Individuals)	*	*
Holders of 5% or Greater:
Viking Global Entities(1)	2,142,728	43.7%
Farallon Funds(2)	714,240	14.6%
Mubadala(3)	357,121	7.3%
Inherent Funds(4)	357,120	7.3%

*	None of the Directors and Executive Officers own any Class A ordinary shares, other than Mary Reilly and Gareth Purnell, each of whom holds vested options to purchase less than 1% of our Class A ordinary shares.

(1)	Based solely on information reported on a Schedule 13D/A filed with the SEC on February 5, 2024. Consists of (i) 2,099,874 Class A ordinary shares held by Viking Global Equities Master Ltd. (“VGEM”) and (ii) 42,854 Class A ordinary shares held by Viking Global Equities II LP (“VGEII” and together with VGEM, the “Viking Global Entities”). VGEM has the power to dispose of and vote the shares directly owned by it, which power may be exercised by its investment manager, Viking Global Performance LLC (“VGP”), and by Viking Global Investors LP (“VGI”), which provides managerial services to VGEII. O. Andreas Halvorsen, David C. Ott, and Rose S. Shabet, as Executive Committee members of Viking Global Partners LLC (the general partner of VGI) and VGP, have shared power to direct the voting and disposition of investments beneficially owned by VGI and VGP. The business address of each of the Viking Global Entities is c/o Viking Global Investors LP, 55 Railroad Avenue, Greenwich, Connecticut 06830.

(2)

Based solely on information reported on a Schedule 13D/A filed with the SEC on February 5, 2024. Consists of (i) 341,193 Class A ordinary shares held by Farallon Capital Offshore Investors II, L.P. (“FCOI II”); (ii) 139,848 Class A ordinary shares held by Farallon Capital Institutional Partners, L.P. (“FCIP”); (iii) 107,565 Class A ordinary shares held by Farallon Capital Partners, L.P. (“FCP”); (iv) 41,926 Class A ordinary shares held by Farallon Capital F5 Master I, L.P. (“F5MI”); (v) 32,069 Class A ordinary shares held by Farallon Capital Institutional Partners II, L.P. (“FCIP II”); (vi) 14,713 Class A ordinary shares held by Farallon Capital (AM) Investors, L.P. (“FCAMI”); (vii) 13,642 Class A ordinary shares held by Farallon Capital Institutional Partners III, L.P. (“FCIP III”) and (viii) 23,284 Class A ordinary shares held by Four Crossings Institutional Partners V, L.P. (“FCIP V,” and together with FCOI II, FCIP, FCP, F5MI, FCIP II, FCAMI and FCIP III, the “Farallon Funds”). Farallon Partners, L.L.C. (the “Farallon General Partner”), which is the general partner of each of FCOI II, FCIP, FCP, FCIP II, FCAMI and FCIP III and the sole member of the FCIP V General Partner (as defined below) has power to direct the voting and disposition of investments beneficially owned by the Farallon Funds other than F5MI. Farallon Institutional (GP) V, L.L.C. (the “FCIP V General Partner”), which is the general partner of FCIP V has power to direct the voting and disposition of investments beneficially owned by FCIP V. Farallon F5 (GP), L.L.C. (the “F5MI General Partner”), which is the general partner of F5MI has power to direct the voting and disposition of investments beneficially owned by F5MI. Joshua J. Dapice, Philip D. Dreyfuss, Hannah E. Dunn, Richard B. Fried, Varun N. Gehani, Nicolas Giauque, David T. Kim, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., Edric C. Saito, William Seybold, Daniel S. Short, Andrew J. M. Spokes, John R. Warren and Mark C. Wehrly, each of whom is a managing member or senior managing member, as the case may be, of the Farallon General Partner, and a manager or senior manager, as the case may be, of the FCIP V General Partner and the F5MI General Partner, have shared power to direct the voting and disposition of investments beneficially owned by the Farallon Funds. The business address of each of the Farallon Funds is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California 94111.

(3)	Based solely on information reported on a Schedule 13D/A filed with the SEC on February 28, 2024. Consists of 357,121 Class A ordinary shares directly held by 94th Investment Company LLC, which is a wholly owned subsidiary of Mamoura Diversified Global Holdings PJSC, which is wholly owned by Mubadala Investment Company PJSC. Does not include any Class A ordinary shares underlying the New Warrants as such New Warrants are not exercisable within 60 days. The principal business address of each of Mubadala Investment Company PJSC and Mamoura Diversified Global Holdings PJSC is Mamoura A Buildings Abu Dhabi, 45005 United Arab Emirates. The principal business address of 94th Investment Company LLC is 2462ResCowork01, 24th Floor, Al Sila Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.

(4)	Based solely on information reported on a Schedule 13D/A filed with the SEC on December 22, 2023. Consists of (i) 39,283 Class A ordinary shares held by Inherent Credit Opportunities Master, LP (the “Credit Master Fund”); (ii) 224,986 Class A ordinary shares held by Inherent ESG Opportunity Master, LP (the “ESG Master Fund”) and (iii) 92,851 Class A ordinary shares held by Inherent Private Opportunities 2021, LP (“IPO2021” and together with the Credit Master Fund and the ESG Master Fund, the “Inherent Funds”). Inherent Credit Opportunities GP, LP (the “Credit GP”), the general partner of the Credit Master Fund and Inherent ESG Opp GP, LLC (“ESG Opp GP”), the general partner of the Credit GP, have the shared power to direct the voting and disposition of investments beneficially owned by the Credit Master Fund. Inherent ESG Opportunity GP, LLC (the “ESG GP”), the general partner of the ESG Master Fund, and ESG Opp GP, the general partner of the ESG GP, have the shared power to direct the voting and disposition of investments beneficially owned by the ESG Master Fund. Inherent Private Opportunities 2021 GP, LP (“IPO2021 GP”), the general partner of IPO2021, and Inherent Private Opportunities 2021 GP, LLC, the general partner of IPO2021 GP, have power to direct the voting and disposition of investments beneficially owned by IPO2021. Inherent Group, LP, (“Inherent”), the investment adviser to each of the Inherent Funds, Inherent Group GP, LLC, the general partner of Inherent and Anthony Davis, the chief executive officer and chief investment officer of Inherent also have shared power to direct the voting and disposition of investments beneficially owned by the Inherent Funds. The principal business address of the Credit Master Fund and the ESG Master Fund is c/o Maples Corporate Services Ltd., Ugland House, South Church Street, Grand Cayman, Cayman Islands KY1-1104. The principal business address of IPO2021 is 530 Fifth Avenue, Suite 702, New York, NY 10036.

Other Matters

The Board is currently unaware of any other matters, other than those referred to in this Proxy Statement, to come before the Extraordinary General Meeting. Each Class A ordinary share represented by a properly executed proxy which is returned and not revoked will be voted in accordance with the proxyholder’s best judgment as to any other business as may properly come before the Extraordinary General Meeting.

Where You Can Find Additional Information

We have filed and furnished reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are available to the public through the SEC’s website at http://www.sec.gov.

We maintain a corporate website at https://www.cazoogroupltd-shareholders.co.uk/. Information contained on, or that can be accessed through, our website does not constitute a part of this Proxy Statement. We have included our website address in this Proxy Statement solely for informational purposes.